Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees

AIM Growth Series (Invesco Growth Series):

We consent to the use of our reports dated June 25, 2019, with respect to the financial statements and financial highlights of Invesco Oppenheimer International Diversified Fund and Invesco Oppenheimer Main Street Small Cap Fund, each a series of AIM Growth Series (Invesco Growth Series) and formerly known as Oppenheimer International Diversified Fund and Oppenheimer Main Street Small Cap Fund, respectively, as of April 30, 2019, each incorporated by reference herein, and to the references to our firm under the headings Financial Highlights in the Prospectuses, and Independent Registered Public Accounting Firm in the Statement of Additional Information.

/s/ KPMG LLP

     KPMG LLP

Denver, Colorado

August 26, 2019